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Via Edgar

August 20, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Jan Woo
Katherine Way

Re:	Mount Rainier Acquisition Corp. Registration Statement on Form S-1 Filed June 4, 2021 Registration No. 333-256816

Dear Ms. Woo:

On behalf of our client, Mount Rainier Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated June 21, 2017 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 filed on June 4, 2021 (the “Registration Statement”). Contemporaneously, we are publicly filing Amendment No. 1 to the Company’s registration statement on Form S-1 (the “Amendment No. 1 to the Registration Statement”). Previously the Company had filed a Draft Registration Statement on Form S-1 on April 23, 2021 (the “Draft Registration Statement”). The staff of the Securities and Exchange Commission (the “Staff”) provided comments to the Draft Registration Statement in a letter dated May 17, 2021 (the “Draft Registration Statement Letter). The Company responded to the Draft Registration Statement Letter contemporaneously with the filing of the Registration Statement.

In order to facilitate the review by the Staff of Amendment No. 1 Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

Los Angeles  New York  Chicago  Nashville  Washington, DC  Beijing  Hong Kong  www.loeb.com

A limited liability partnership including professional corporations

U.S. Securities and Exchange Commission August 20, 2021 Page 2

Registration Statement on Form S-1 Filed June 4, 2021

Exhibits

1. We note that the form of warrant agreement filed as Exhibit 4.4 provides that the Company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York. Please revise your registration statement to describe this provision, including any risks or other impacts of the provision on investors and any uncertainty about the enforceability of the provision. In addition, please clearly disclose whether the provision applies to actions arising under the Securities Act or the Exchange Act. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or the Exchange Act, please ensure that the exclusive forum provision in the warrant agreement states this clearly.

Response: The disclosure on pages 29 and 81 of Amendment No. 1 to the Registration Statement and pertinent section of the warrant agreement filed as exhibit 4.4 have been revised in accordance with the Staff’s comment.

Please call Andrei Sirabionian at 212-407-4089 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Andrei Sirabionian
Andrei Sirabionian
Partner, Loeb & Loeb LLP